SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Oscient Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

68812R303

(CUSIP Number)

November 25, 2008

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68812R303

1	Name of Reporting Person/I.R.S. Identification No. of above Person (Entities Only) Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,911,636

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,911,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,911,636

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.69%

12	Type of Reporting Person OO

CUSIP No. 68812R303

1	Name of Reporting Person/I.R.S. Identification No. of above Person (Entities Only) Radcliffe Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,911,636

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,911,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,911,636

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.69%

12	Type of Reporting Person PN

CUSIP No. 68812R303
Item 1(a).	Name of Issuer: Oscient Pharmaceuticals Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1000 Winter Street, Suite 2200 Waltham, MA 02451
Item 2(a).	Name of Person Filing: See Item 2(c) below.
Item 2(b).	Address of Principal Business Office: See Item 2(c) below.
Item 2(c).

Citizenship:

(1)           Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio

c/o SEI Investments Global Fund Services, Ltd.

Styne House, Upper Hatch Street

Dublin 2 Ireland

Cayman Islands segregated portfolio company

(2)           Radcliffe Capital Management, L.P.(1)

50 Monument Road, Suite 300

Bala Cynwyd, PA 19004

Delaware limited partnership

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.10 per share (the “Common Stock”)
Item 2(e).	CUSIP Number: 68812R303

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

(1) Pursuant to an investment management agreement, Radcliffe Capital Management, L.P. (“RCM”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio.  RGC Management Company, LLC (“Management”) is the general partner of RCM.  Steve Katznelson and Gerald Stahlecker serve as the managing members of Management.  Each of RCM, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

CUSIP No. 68812R303
Item 4(a).	Amount beneficially owned: See Item 4(b) below.
Item 4(b).

Percent of class:

As of November 25, 2008, the Issuer consummated an exchange offer (the “Exchange Offer”) pursuant to which it issued an aggregate principal amount of $85,190,800 12.50% Convertible Guaranteed Senior Notes due 2011 (the "New Notes") and 21,310,549 shares of the Issuer's Common Stock in exchange for $212,977,000 in aggregate principal amount of the Issuer's 3.50% Convertible Senior Notes due 2011 (the "Existing Notes").  As part of the Exchange Offer, Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio (“Radcliffe”) exchanged $6,280,000 in aggregate principal amount of Existing Notes for: (i) 628,000 shares of Common Stock and (ii) $2,512,000 in aggregate principal amount of New Notes which are convertible into 2,283,636 shares of Common Stock.  Therefore, on November 25, 2008, Radcliffe beneficially owned a total of 2,911,636 shares, or 7.69%, of the Issuer’s Common Stock (based on 35,567,177 shares of Common Stock outstanding following the Exchange Offer (the sum of the 21,310,549 shares issued in the Exchange Offer, plus the 14,256,628 shares reported as outstanding in the Issuer’s quarterly report on Form 10-Q for the period ended on September 30, 2008)).  RCM disclaims beneficial ownership of the securities owned by Radcliffe.

Item 4(c).	Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: See Item 4(b) above
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: See Item 4(b) above.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

CUSIP No. 68812R303

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio

By:	Radcliffe Capital Management, L.P.
	By:	RGC Management Company, LLC

By: /s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Dated: December 2, 2008

Radcliffe Capital Management, L.P.

By:	RGC Management Company, LLC

	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Dated: December 2, 2008

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.10 per share, of Oscient Pharmaceuticals Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 2nd day of December, 2008.

Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio

By:	Radcliffe Capital Management, L.P.
	By:	RGC Management Company, LLC

By: /s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Dated: December 2, 2008

Radcliffe Capital Management, L.P.

By:	RGC Management Company, LLC

	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Dated: December 2, 2008